FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person

   ------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)
        Credit Suisse First Boston, on behalf of Credit Suisse
        First Boston Business Unit
   ------------------------------------------------------------------------

        c/o Credit Suisse First Boston Advisory Partners, LLC
        11 Madison Avenue
   ------------------------------------------------------------------------
                                  (Street)

        New York                    NY                              10010
    -----------------------------------------------------------------------
       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol
    MascoTech, Inc.

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    December/2000

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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (X ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X ) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED


------------------------------------------------------------------------------------------------------------------------------
1. Title of     2. Transaction   3. Transaction   4. Securities Acquired    5.  Amount of      6.  Ownership    7.  Nature
   Security        Date             Code          (A) or Disposed of (D)        Securities         Form:            of
   (Instr. 3)      (Month/ Day/     (Instr.8)     (Instr. 3, 4 and 5)           Beneficially       Direct(D)        Indirect
                    Year)        ------------------------------------------     Owned at End       or               Beneficial
                                                                                of Month           Indirect         Ownership
                                                                                (Instr. 3 and      (I)              (Instr. 4)
                                                                                4)                 (Instr. 4)
                                                           (A)
                                                  Amount   or    Price
                                 Code     V                (D)
------------------------------------------------------------------------------------------------------------------------------
Common Stock    12/8/2000       0(1)(2)        1,479,290  (A)    16.90          10,532,545           I               (1)(3)

Common Stock    12/8/2000       0(1)(2)        1,155,301  (A)    16.90           7,402,831           I               (1)(4)

Common Stock    12/8/2000       0(1)(2)            1,052  (A)    16.90               6,610           I               (1)(5)

Common Stock    12/8/2000       0(1)(2)          322,937  (A)    16.90           2,069,282           I               (1)(6)

Common Stock    12/8/2000       0(1)(2)        1,479,290  (A)    16.90          10,355,030           I               (1)(7)

Common Stock    12/8/2000       0(1)(2)        1,479,290  (A)    16.90           9,478,723           I               (1)(8)


-------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES: See Attached



               Credit Suisse First Boston
               on behalf of Credit Suisse
               First Boston business unit


        /s/ David A. DeNunzio                       January 10, 2001
   -------------------------------------           ----------------
   **  SIGNATURE OF REPORTING PERSON                     DATE
       David A. DeNunzio
       Managing Director

   ----------------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

===========================================================================


1.  Name and Address of Reporting Person

   ------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)
        Credit Suisse First Boston, on behalf of Credit Suisse
        First Boston Business Unit
        -------------------------------------------------------------------
        c/o Credit Suisse First Boston Advisory Partners, LLC
        11 Madison Avenue

   ------------------------------------------------------------------------
                                  (Street)

        New York                     NY                          10010
   ------------------------------------------------------------------------
       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
    MascoTech, Inc.

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    December/2000

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                         EXPLANATIONS OF RESPONSES

1. This Form 4 is being filed with respect to shares of common stock, $1.00 par value ("Common Stock") per share, of MascoTech, Inc. (the "Issuer"). Except as specifically provided herein, this Form 4 does not modify any of the information previously reported on the Form 3 (the "Form 3") filed by Credit Suisse First Boston (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business Unit (the "CSFB Business Unit"), on December 8, 2000. This Form 4 is being filed by the Bank on behalf of itself and its subsidiaries, to the extent that they constitute part of the CSFB Business Unit, including:

(a) Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFBEP"),

(b) Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFBEP Bermuda"),

(c) Credit Suisse First Boston U.S. Executive Advisors, L.P., a Delaware limited partnership ("CSUSEA"),

(d)     EMA Partners Fund 2000, L.P., a Delaware limited partnership ("EMA
        Partners"),

(e) EMA Private Equity Fund 2000, L.P., a Delaware limited partnership ("EMA Private Equity" and together with CSFBEP, CSFBEP Bermuda, CSUSEA, and EMA Partners, the "CSFB Funds"),


1.  Name and Address of Reporting Person

----------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

        Credit Suisse First Boston, on behalf of Credit Suisse
        First Boston Business Unit
        --------------------------------------------------------------------
        c/o Credit Suisse First Boston Advisory Partners, LLC
        11 Madison Avenue
        --------------------------------------------------------------------
                                  (Street)

        New York                     NY                         10010
    -----------------------------------------------------------------------
       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol
    MascoTech, Inc.

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    December/2000

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(f)     Credit Suisse First Boston Advisory Partners, LLC, a Delaware
        limited liability company ("CSFB Advisory Partners") and investment advisor to CSFBEP, CSFBEP Bermuda and CSUSEA,

(g) Credit Suisse First Boston (Bermuda) Limited, a Bermuda company limited by shares ("CSFB Bermuda Limited"), the general partner of EMA Partners and EMA Private Equity,

(h) Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation, Merchant Capital, Inc. ("MCI"), a Delaware corporation, Merchant Holding, Inc. ("MHI"), a Delaware corporation, Credit Suisse First Boston Merchant Bank, Inc. ("CSFBMBI"), a Delaware corporation, Credit Suisse First Boston Management Corporation ("CSFBMC"), a Delaware corporation, and Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent that they constitute part of the Credit Suisse First Boston Business Unit,

(i) Hemisphere Private Equity Partners, Ltd., a Bermuda company limited by shares ("Hemisphere"), the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and

(j) The Hemisphere Private Equity Partners Charitable Trust, a trust created pursuant to the laws of Bermuda ("Hemisphere Trust") and sole beneficial owner of Hemisphere.


1.  Name and Address of Reporting Person

-------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)
        Credit Suisse First Boston, on behalf of Credit Suisse
        First Boston Business Unit
        -----------------------------------------------------------------
        c/o Credit Suisse First Boston Advisory Partners, LLC
        11 Madison Avenue
        -----------------------------------------------------------------
                                  (Street)

        New York                    NY                         10010
        -----------------------------------------------------------------
        (City)                     (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol
    MascoTech, Inc.
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    December/2000

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        Pursuant to investment advisory agreements with CSFBEP, CSFBEP
Bermuda and CSUSEA, CSFB Advisory Partners makes all investment decisions for these three CSFB Funds, including the decision to buy, sell or hold securities which comprise the assets of each of the CSFB Funds. In addition, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP pursuant to its limited partnership agreement. Thus, CSFB Advisory Partners may be deemed to indirectly hold the shares of Common Stock held directly by the CSFB Funds. CSFB Advisory Partners is a wholly owned subsidiary of the Bank. The investment committee of CSFB Advisory Partners that oversees the investment decisions made for the CSFB Funds includes employees of the Private Equity Division ("Private Equity Division") of the CSFB Business Unit. The Private Equity Division reports directly to a board of directors of Credit Suisse First Boston Private Equity ("CSFBPE"), a wholly--owned subsidiary of Credit Suisse Group ("CSG"). Such board of directors is comprised in part of executive officers of CSG; both CSG and CSFBPE are corporations formed under the laws of Switzerland.

        CSFB Bermuda Limited is the general partner of each of EMA Partners and EMA Private Equity and thus manages and controls the affairs of EMA Partners and EMA Private Equity, which, unlike the other CSFB Funds, are not advised in their investment decisions by CSFB Advisory Partners. However, pursuant to its respective limited partnership agreement, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP. CSFB Bermuda Limited is a subsidiary of the Bank.



1.  Name and Address of Reporting Person

--------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)
        Credit Suisse First Boston, on behalf of Credit Suisse
        First Boston Business Unit
        ------------------------------------------------------------------
        c/o Credit Suisse First Boston Advisory Partners, LLC
        11 Madison Avenue
        ------------------------------------------------------------------
                                  (Street)

        New York                     NY                         10010
       -------------------------------------------------------------------
       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol
    MascoTech, Inc.

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    December/2000

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        The Bank owns directly a majority of the voting stock, and all of the non-voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is CSG. CSFBI owns 100 percent of the voting stock of CSFB-USA. CSFBC is a wholly-owned subsidiary of CSFB-USA. CSFB Bermuda Limited is a wholly-owned subsidiary of CSFBC.

        MCI is a wholly-owned direct subsidiary of MHI, which is a wholly-owned direct subsidiary of CSFBMBI, which is a wholly-owned subsidiary of CSFBMC. CSFBMC is a wholly owned subsidiary of CSFBI.

     CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB Business Unit (including the Private Equity Division). Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock that may be beneficially owned by its direct and indirect subsidiaries other than the CSFB Business Unit, CSFB Advisory Partners and CSFB Bermuda Limited.

        Hemisphere is the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA and, other than the investment activities for which CSFB Advisory Partners is responsible, thus manages and controls the affairs of these three CSFB Funds. Hemisphere is engaged in the business of acting as general partner to collective investment vehicles organized as limited partnerships. Hemisphere is controlled by Hemisphere Trust, a trust created for the purpose of acting as beneficial owner of Hemisphere. To the extent that The Hemisphere Trust Company Limited controls Hemisphere in its capacity as trustee of Hemisphere Trust, Mutual Risk Management Ltd. is the ultimate parent company of Hemisphere.



1.  Name and Address of Reporting Person

--------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)
        Credit Suisse First Boston, on behalf of Credit Suisse
        First Boston Business Unit
        ------------------------------------------------------------------
        c/o Credit Suisse First Boston Advisory Partners, LLC
        11 Madison Avenue
        ------------------------------------------------------------------
                                  (Street)

        New York                    NY                          10010
        ------------------------------------------------------------------
       (City)                      (State)                      (Zip)

--------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol
    MascoTech, Inc.

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    December/2000

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2. CSFBEP, CSFBEP Bermuda, and CSUSEA acquired a beneficial ownership interest in additional shares of Common Stock of the Issuer on December 15, 2000 in connection with the merger of a subsidiary of the Issuer and Simpson Industries, Inc.(the "Simpson Merger"), as described in Exhibit 99 of the Form 8-K dated December 15, 2000 and filed with the Commission by the Issuer. That Form 8-K, together with its exhibits, is incorporated herein by reference. Each of CSFBEP, CSFBEP Bermuda, and CSUSEA entered into a Subscription Agreement, dated as of December 15, 2000, between the Issuer and the applicable CSFB fund (each a "Subscription Agreement"), pursuant to which CSFBEP, CSFBEP Bermuda, and CSUSEA subscribed for shares of Common Stock of the Issuer in exchange for cash. Collectively, pursuant to the Subscriptions Agreements, CSFBEP, CSFBEP Bermuda, and CSUSEA contributed an aggregate of $25,000,001 to the Issuer in exchange for an aggregate of 1,479,290 shares of Common Stock of the Issuer. The cash consideration for the shares of Common Stock of the Issuer came from funds available for investment of CSFBEP, CSFBEP Bermuda, and CSUSEA.

3. The CSFB Business Unit, by virtue of the Bank's 100 percent indirect ownership of CSFB Advisory Partners, which indirectly holds 10,355,030 shares, and indirect ownership of MCI, which directly holds 177,515 shares, may be deemed to indirectly beneficially hold 10,532,545 shares of Common Stock of the Issuer.

4. These shares are held directly by CSFBEP. They are held indirectly by CSFB Advisory Partners, Hemisphere and Hemisphere Trust.

5. These shares are held directly by CSUSEA. They are held indirectly by CSFB Advisory Partners, Hemisphere and Hemisphere Trust.


1.  Name and Address of Reporting Person

------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)
        Credit Suisse First Boston, on behalf of Credit Suisse
        First Boston Business Unit
        ---------------------------------------------------------------
        c/o Credit Suisse First Boston Advisory Partners, LLC
        11 Madison Avenue
        ---------------------------------------------------------------
                                  (Street)

        New York                     NY                         10010
    -------------------------------------------------------------------
       (City)                      (State)                     (Zip)

-----------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol
    MascoTech, Inc.

-----------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

-----------------------------------------------------------------------
4.  Statement for Month/Year
    December/2000

------------------------------------------------------------------------


6. These shares are held directly by CSFBEP Bermuda. They are held indirectly by CSFB Advisory Partners, Hemisphere and Hemisphere Trust.

7. These shares are held indirectly by CSFB Advisory Partners, including 533,168 shares held directly by EMA Partners, 343,139 shares held directly by EMA Private Equity, 7,402,831 shares held directly by CSFBEP, 6,610 shares held directly by CSUSEA, and 2,069,282 shares held directly by CSBEP Bermuda.

8. These shares are held indirectly by Hemisphere and Hemisphere Trust, including 7,402,831 shares held directly by CSFBEP, 6,610 shares held directly by CSUSEA, and 2,069,282 shares held directly by CSBEP Bermuda.